Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG: Management Board and supervisory board are going to submit proposals for resolutions on capital measures at an extraordinary shareholders’ meeting

Leverkusen, Germany, February 24, 2022 – The management board and supervisory board resolved today to submit resolution proposals for capital measures at an extraordinary shareholders’ meeting to be convened shortly.

Under agenda item 1, it is to be proposed that the management board will be authorized, subject to the approval of the supervisory board, to issue convertible bonds and/or warrant bonds with a total nominal value of up to EUR 8,000,000 and, in doing so, to grant options and/or conversion rights on up to 8,000,000 new registered no-par value shares of the company and to create a corresponding conditional capital.

Under agenda item 2, it is to be proposed to resolve on an orderly capital increase to increase the share capital of the Company by up to EUR 7,089,673 by issuing up to 7,089,673 new no-par value registered shares of the Company. Subscription rights shall not be excluded. The subscription price per new share shall be EUR 1.00.

Both proposals are to be linked in such a way that either the authorization under agenda item 1 will be exercised or the capital increase under agenda item 2 will be carried out.

The reason for the proposed measures is that extraordinary liabilities will become due. On Nov. 29, 2021, the Company had announced that it had entered into a settlement agreement with DUSA Pharmaceuticals, Inc. (“DUSA”) by which payment obligations were agreed. Initially, it was the intention to generate the necessary liquidity by selling Biofrontera Inc. shares, which remains an available option in general. There are also chances that debt capital may be raised.

By convening the shareholders’ meeting, an additional financing option shall be created.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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